Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter Ended February 28, 2022

BEIJING, April 26, 2022 /PRNewswire/ — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the third fiscal quarter ended February 28, 2022, which is the third quarter of New Oriental’s fiscal year 2022.

Financial Highlights for the Third Fiscal Quarter Ended February 28, 2022

•	Total net revenues decreased by 48.4% year-over-year to US$614.1 million for the third fiscal quarter of 2022.

•	Operating loss was US$141.2 million for the third fiscal quarter of 2022, compared to an income of US$101.5 million in the same period of the prior fiscal year.

•	Net loss attributable to New Oriental was US$122.4 million for the third fiscal quarter of 2022, compared to an income of US$151.3 million in the same period of the prior fiscal year.

Key Financial Results

(in thousands US$, except per ADS(1) data)	3Q FY2022	3Q FY2021	% of change
Net revenues	614,091	1,190,498	-48.4%
Operating (loss) / income	(141,194)	101,470	-239.1%
Non-GAAP operating (loss) / income (2)(3)	(111,232)	115,892	-196.0%
Net (loss) / income attributable to New Oriental	(122,439)	151,326	-180.9%
Non-GAAP net (loss) / income attributable to New Oriental (2)(3)	(95,503)	163,236	-158.5%
Net (loss) / income per ADS attributable to New Oriental—basic	(0.72)	0.90	-180.6%
Net (loss) / income per ADS attributable to New Oriental—diluted	(0.72)	0.89	-180.8%
Non-GAAP net (loss) / income per ADS attributable to New Oriental—basic(3)(4)	(0.56)	0.97	-158.3%
Non-GAAP net (loss) / income per ADS attributable to New Oriental—diluted(3)(4)	(0.56)	0.96	-158.4%

(in thousands US$, except per ADS(1) data)	9M FY2022	9M FY2021	% of change
Net revenues	2,581,223	3,064,553	-15.8%
Operating (loss) / income	(876,864)	219,628	-499.2%
Non-GAAP operating (loss) / income (2)(3)	(772,680)	268,363	-387.9%
Net (loss) / income attributable to New Oriental	(998,419)	379,880	-362.8%
Non-GAAP net (loss) / income attributable to New Oriental (2)(3)	(885,899)	416,902	-312.5%
Net (loss) / income per ADS attributable to New Oriental—basic	(5.89)	2.33	-352.6%
Net (loss) / income per ADS attributable to New Oriental—diluted	(5.89)	2.32	-353.7%
Non-GAAP net (loss) / income per ADS attributable to New Oriental—basic(3)(4)	(5.22)	2.56	-304.3%
Non-GAAP net (loss) / income per ADS attributable to New Oriental—diluted(3)(4)	(5.22)	2.55	-305.1%

(1)

Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE. The weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one common share to one ADS representing ten common shares, which became effective on April 8, 2022.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.

(3)

New Oriental provides net (loss) / income attributable to New Oriental, operating (loss) / income and net (loss) / income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and gain / (loss) from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net (loss) / income per ADS attributable to New Oriental is computed using Non-GAAP net (loss) / income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Third Fiscal Quarter Ended February 28, 2022

•

The total number of schools and learning centers was 847 as of February 28, 2022, a decrease of 778 and 822 compared to 1,625 as of February 28, 2021 and 1,669 as of May 31, 2021, respectively. The total number of schools was 111 as of February 28, 2022.

Michael Yu, New Oriental’s Executive Chairman, commented, “Although the Company is in a restructuring phase, we are pleased to see a promising trend in our remaining key businesses and a positive momentum across many of our new initiatives. In the first nine months of the current fiscal year, our remaining key business, the overseas test preparation and overseas study consulting business increased by 15% year-over-year. Our domestic test preparation business targeting adults and university students recorded a rapid growth of approximately 59% year-over-year. Simultaneously, we are actively exploring various new business opportunities, including non-academic tutoring, intelligent learning system and devices, study tour and research camp, educational materials and digitalized smart study solutions, as well as exam preparation courses designed for students with junior college diplomas to obtain bachelor’s degrees. These new businesses are at their early stage but we firmly believe they present a bright future for the Company, and we are confident that by leveraging our brand recognition and educational resources accumulated over our operating history, these new businesses will start to contribute meaningful revenue from the next fiscal year.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “During the last two fiscal quarters, we have largely completed our restructuring of businesses and operations to comply with the government policies in China. The total number of schools and learning centers was reduced to 847 by end of this fiscal quarter. Looking ahead, we will continue our efforts in developing and revamping our online-merge-offline teaching platform, and keep leveraging our educational infrastructure and technology strength across our remaining key businesses and new initiatives to provide more advanced and diversified educational services to our customers of all ages. Our pure online education platform, Koolearn.com, continued to expand online educational offerings to adults and university students, and actively seek business opportunities in new areas, including livestream commerce business, institutional cooperation and new intelligent learning innovations.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “ We maintained a strong cash position throughout the whole restructuring process. By the end of this quarter, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.4 billion. In the first half of this fiscal year, the Company incurred considerable costs due to the termination of lease agreements in relation to the closure of its learning centers and employee layoffs. We believe that the loss caused by the restructuring is temporary. We are confident in the sustainable profitability of all our remaining key businesses, as well as the growth and profit potential of our new initiatives. The Company’s management team will continue to work together to seek profitable growth. Our continued commitment to high quality services and operational efficiency will generate more values to our customers, society and shareholders over the long term.”

Financial Results for the Third Fiscal Quarter Ended February 28, 2022

Net Revenues

For the third fiscal quarter of 2022, New Oriental reported net revenues of US$614.1 million, representing a 48.4% decrease year-over-year. Net revenues from educational programs and services for the third fiscal quarter were US$506.4 million, representing a 54.1% decrease year-over-year. The decline was mainly due to the cessation of K-9 academic after-school tutoring services in order to comply with the government policies in China.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$755.3 million, representing a 30.6% decrease year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$725.3 million, representing a 32.5% decrease year-over-year. The decrease was primarily due to the reduction of facilities and number of staff as a result of the restructuring in the last two fiscal quarters.

•	Cost of revenues decreased by 30.9% year-over-year to US$372.7 million.

•	Selling and marketing expenses decreased by 40.0% year-over-year to US$93.7 million.

•

General and administrative expenses for the quarter decreased by 26.6% year-over-year to US$288.8 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$259.6 million, representing a 32.3% decrease year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 107.8% to US$30.0 million in the third fiscal quarter of 2022. The increase is due to the grants of restricted share units of the Company to employees and directors in May 2021 with graded vesting over three years.

Operating Loss / Income and Operating Margin

Operating loss was US$141.2 million, compared to an income of US$101.5 million in the same period of the prior fiscal year. Non-GAAP loss from operations for the quarter was US$111.2 million, compared to an income of US$115.9 million in the same period of the prior fiscal year.

Operating margin for the quarter was negative 23.0%, compared to 8.5% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was negative 18.1%, compared to 9.7% in the same period of the prior fiscal year.

Net Loss / Income and Net Loss per ADS

Net loss attributable to New Oriental for the quarter was US$122.4 million, compared to an income of US$151.3 million in the same period of the prior fiscal year. Basic and diluted net loss per ADS attributable to New Oriental were US$0.72 and US$0.72, respectively.

Non-GAAP Net Loss / Income and Non-GAAP Net Loss per ADS

Non-GAAP net loss attributable to New Oriental for the quarter was US$95.5 million, compared to an income of US$163.2 million in the same period of the prior fiscal year. Non-GAAP basic and diluted net loss per ADS attributable to New Oriental were US$0.56 and US$0.56, respectively.

Cash Flow

Net operating cash outflow for the third fiscal quarter of 2022 was approximately US$235.0 million and capital expenditures for the quarter were US$37.4 million.

Balance Sheet

As of February 28, 2022, New Oriental had cash and cash equivalents of US$1,466.8 million. In addition, the Company had US$915.1 million in term deposits and US$2,028.1 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the third quarter of fiscal year 2022 was US$971.3 million, a decrease of 47.9% as compared to US$1,865.7 million at the end of the third quarter of fiscal year 2021. The decrease is primarily due to the cessation of K-9 academic after-school tutoring services in order to comply with the government policies in China.

Financial Results for the Nine Months Ended February 28, 2022

For the first nine months of fiscal year 2022, New Oriental reported net revenues of 2,581.2 million, representing a 15.8% decrease year-over-year.

Loss from operations for the first nine months of fiscal year 2022 was US$876.9 million, compared to an income of US$219.6 million in the same period of the prior fiscal year. Non-GAAP loss from operations for the first nine months of fiscal year 2022 was US$772.7 million, compared to an income of US$268.4 million in the same period of the prior fiscal year.

Operating margin for the first nine months of fiscal year 2022 was negative 34.0%, compared to 7.2% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first nine months of fiscal year 2022, was negative 29.9%, compared to 8.8% for the same period of the prior fiscal year.

Net loss attributable to New Oriental for the first nine months of fiscal year 2022 was US$998.4 million, compared to an income of US$379.9 million in the same period of the prior fiscal year. Basic and diluted net loss per ADS attributable to New Oriental for the first nine months of fiscal year 2022 amounted to US$5.89 and US$5.89, respectively.

Non-GAAP net loss attributable to New Oriental for the first nine months of fiscal year 2022 was US$885.9 million, compared to an income of US$416.9 million in the same period of the prior fiscal year. Non-GAAP basic and diluted net loss per ADS attributable to New Oriental for the first nine months of fiscal year 2022 amounted to US$5.22 and US$5.22, respectively.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on April 26, 2022, U.S. Eastern Time (8 PM on April 26, 2022, Beijing/Hong Kong Time). Participants can join the conference using the below options:

Dialling-in to the conference call:

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: http://apac.directeventreg.com/registration/event/7678797. It will automatically direct you to the registration page of “New Oriental Third Fiscal Quarter 2022 Earnings Conference Call” where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “7678797”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed by phone at the following number until May 4, 2022:

International:	+61 2 90034211
Passcode:	7678797

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of test preparation, language training for adults, education materials and distribution, online education, and other services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income / (loss) excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income / (loss) excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income / (loss) per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation expenses and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Sisi Zhao	Ms. Rita Fong
New Oriental Education and Technology Group Inc.	FTI Consulting
Tel: +86-10-6260-5568	Tel: +852 3768 4548
Email: zhaosisi@xdf.cn	Email: rita.fong@fticonsulting.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28 2022	As of May 31 2021
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,466,779	1,612,211
Term deposits	915,103	1,214,025
Short-term investments	2,028,129	3,434,726
Accounts receivable, net	14,314	8,667
Inventory, net	30,732	31,175
Prepaid expenses and other current assets, net	207,369	269,233
Amounts due from related parties, current	29,628	4,118

Total current assets	4,692,054	6,574,155

Restricted cash, non-current	44,463	19,916
Property and equipment, net	516,938	865,030
Land use rights, net	3,859	13,989
Amounts due from related parties, non-current	1,687	4,157
Long-term deposits	36,080	74,796
Intangible assets, net	3,291	4,836
Goodwill, net	73,757	73,254
Long-term investments, net	582,703	537,749
Deferred tax assets, non-current, net	18,675	103,587
Right-of-use assets	688,234	1,857,533
Other non-current assets	7,481	22,051

Total assets	6,669,222	10,151,053

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$36,032 and US$25,108 as of May 31, 2021 and February 28, 2022, respectively)	28,001	38,441
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$900,877 and US$601,432 as of May 31, 2021 and February 28, 2022, respectively)	602,470	908,231
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$46,248 and US$64,019 as of May 31, 2021 and February 28, 2022, respectively)	72,528	84,321
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$33 and US$21 as of May 31, 2021 and February 28, 2022, respectively)	21	33
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,923,007 and US$969,453 as of May 31, 2021 and February 28, 2022, respectively)	971,255	1,926,386
Operating lease liability-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to New Oriental of US$501,049 and US$210,787 as of May 31, 2021 and February 28, 2022, respectively)	215,660	514,033

Total current liabilities	1,889,935	3,471,445

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$12,924 and US$18,269 as of May 31, 2021 and February 28, 2022, respectively)	18,551	13,172
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the New Oriental of nil and nil as of May 31, 2021 and February 28, 2022, respectively)	113,174	297,631
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to New Oriental of US$1,333,961 and US$534,881 as of May 31, 2021 and February 28, 2022, respectively)	542,980	1,350,629

Total long-term liabilities	674,705	1,661,432

Total liabilities	2,564,640	5,132,877

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	4,022,771	4,913,275
Non-controlling interests	81,811	104,901

Total equity	4,104,582	5,018,176

Total liabilities and equity	6,669,222	10,151,053

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	614,091	1,190,498

Operating cost and expenses (note 1)
Cost of revenues	372,747	539,499
Selling and marketing	93,706	156,084
General and administrative	288,832	393,445

Total operating cost and expenses	755,285	1,089,028

Operating (loss)/income	(141,194)	101,470

Gain/(Loss) from fair value change of long-term investments	1,072	(2,443)
Other income, net	35,702	68,077
Provision for income taxes	(16,863)	(46,971)
(Loss)/Gain from equity method investments	(4,366)	6,509

Net (loss)/income	(125,649)	126,642

Add: Net loss attributable to non-controlling interests	3,210	24,684

Net (loss)/income attributable to New Oriental Education & Technology Group Inc.’s shareholders	(122,439)	151,326

Net (loss)/income per share attributable to New Oriental-Basic (note 2)	(0.07)	0.09
Net (loss)/income per share attributable to New Oriental-Diluted (note 2)	(0.07)	0.09
Net (loss)/income per ADS attributable to New Oriental-Basic (note 2)	(0.72)	0.90
Net (loss)/income per ADS attributable to New Oriental-Diluted (note 2)	(0.72)	0.89

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 28
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	288,832	393,445
Less: Share-based compensation expenses in general and administrative expenses	29,222	10,108

Non-GAAP general and administrative expenses	259,610	383,337

Total operating cost and expenses	755,285	1,089,028
Less: Share-based compensation expenses	29,962	14,422

Non-GAAP operating cost and expenses	725,323	1,074,606

Operating (loss)/income	(141,194)	101,470
Add: Share-based compensation expenses	29,962	14,422

Non-GAAP operating (loss)/income	(111,232)	115,892

Operating margin	-23.0%	8.5%
Non-GAAP operating margin	-18.1%	9.7%
Net (loss)/income attributable to New Oriental	(122,439)	151,326
Add: Share-based compensation expenses	28,008	9,467
Less: Gain/(loss) from fair value change of long-term investments	1,072	(2,443)

Non-GAAP net (loss)/income attributable to New Oriental	(95,503)	163,236

Net (loss)/income per ADS attributable to New Oriental- Basic (note 2)	(0.72)	0.90
Net (loss)/income per ADS attributable to New Oriental- Diluted (note 2)	(0.72)	0.89
Non-GAAP net (loss)/income per ADS attributable to New Oriental—Basic (note 2)	(0.56)	0.97
Non-GAAP net (loss)/income per ADS attributable to New Oriental—Diluted (note 2)	(0.56)	0.96
Weighted average shares used in calculating basic net (loss)/income per ADS (note 2)	1,696,966,183	1,689,712,150
Weighted average shares used in calculating diluted net (loss)/income per ADS (note 2)	1,696,966,183	1,695,315,497
Non-GAAP (loss)/income per share—basic	(0.06)	0.10
Non-GAAP (loss)/income per share—diluted	(0.06)	0.10

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended February 28
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	48	2,393
Selling and marketing	692	1,921
General and administrative	29,222	10,108

Total	29,962	14,422

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended February 28
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net cash (used in)/provided by operating activities	(234,965)	23,314
Net cash provided by/(used in) investing activities	753,586	(1,122,254)
Net cash (used in)/provided by financing activities	(66,727)	13,364
Effect of exchange rate changes	9,218	23,644
Net change in cash, cash equivalents and restricted cash	461,112	(1,061,932)
Cash, cash equivalents and restricted cash at beginning of period	1,050,130	2,648,124
Cash, cash equivalents and restricted cash at end of period	1,511,242	1,586,192

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	2,581,223	3,064,553

Operating costs and expenses (note 1):
Cost of revenues	1,506,464	1,458,028
Selling and marketing	371,109	406,555
General and administrative	1,580,514	980,342

Total operating costs and expenses	3,458,087	2,844,925

Operating (loss)/income	(876,864)	219,628

Loss from fair value change of investments	(13,251)	(4,597)
Other income, net	33,344	195,578
Provision for income taxes	(130,694)	(112,910)
(Loss)/gain from equity method investments	(46,144)	7,556

Net (loss)/income	(1,033,609)	305,255

Add: Net loss attributable to non-controlling interests	35,190	74,625

Net (loss)/income attributable to New Oriental Education & Technology Group Inc.	(998,419)	379,880

Net (loss)/income per share attributable to New Oriental-Basic (note 2)	(0.59)	0.23
Net (loss)/income per share attributable to New Oriental-Diluted (note 2)	(0.59)	0.23
Net (loss)/income per ADS attributable to New Oriental-Basic (note 2)	(5.89)	2.33
Net (loss)/income per ADS attributable to New Oriental-Diluted (note 2)	(5.89)	2.32

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 28
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	1,580,514	980,342
Less: Share-based compensation expenses in general and administrative expenses	106,698	34,655

Non-GAAP general and administrative expenses	1,473,816	945,687

Total operating costs and expenses	3,458,087	2,844,925
Less: Share-based compensation expenses	104,184	48,735

Non-GAAP operating costs and expenses	3,353,903	2,796,190

Operating (loss)/income	(876,864)	219,628
Add: Share-based compensation expenses	104,184	48,735

Non-GAAP operating (loss)/income	(772,680)	268,363

Operating margin	-34.0%	7.2%
Non-GAAP operating margin	-29.9%	8.8%
Net (loss)/income attributable to New Oriental	(998,419)	379,880
Add: Share-based compensation expenses	99,269	32,425
Less: Loss from fair value change of long-term investments	(13,251)	(4,597)

Non-GAAP net (loss)/income to New Oriental	(885,899)	416,902

Net (loss)/income per ADS attributable to New Oriental - Basic (note 2)	(5.89)	2.33
Net (loss)/income per ADS attributable to New Oriental - Diluted (note 2)	(5.89)	2.32
Non-GAAP net (loss)/income per ADS attributable to New Oriental - Basic (note 2)	(5.22)	2.56
Non-GAAP net (loss)/income per ADS attributable to New Oriental - Diluted (note 2)	(5.22)	2.55
Weighted average shares used in calculating basic net (loss)/income per ADS (note 2)	1,696,234,912	1,630,427,098
Weighted average shares used in calculating diluted net (loss)/income per ADS (note 2)	1,696,234,912	1,637,074,362
Non-GAAP (loss)/income per share - basic	(0.52)	0.26
Non-GAAP (loss)/income per share - diluted	(0.52)	0.25

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 28
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	(157)	6,229
Selling and marketing	(2,357)	7,851
General and administrative	106,698	34,655

Total	104,184	48,735

Note 2: Each ADS represents ten common shares. For the three and nine months ended February 28, 2021, the weighted average number of ADS and earnings per ADS have been retrospectively adjusted to reflect the ADS ratio change from each ADS representing one common share to each ADS representing ten common shares, which became effective on April 8, 2022.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Nine Months Ended February 28
	2022	2021
	(Unaudited)	(Unaudited)
	USD	USD
Net cash (used in)/provided by operating activities	(1,309,800)	825,590
Net cash provided by/(used in) investing activities	1,406,960	(1,919,054)
Net cash (used in)/provided by financing activities	(179,986)	1,654,835
Effect of exchange rate changes	(38,059)	105,397
Net change in cash, cash equivalents and restricted cash	(120,885)	666,768
Cash, cash equivalents and restricted cash at beginning of period	1,632,127	919,424
Cash, cash equivalents and restricted cash at end of period	1,511,242	1,586,192